[Alpine Letterhead]

December 15, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
Alpine Realty Income & Growth Fund, Alpine International Real Estate Equity Fund, Alpine Emerging Markets Real Estate  Fund, Alpine Global Infrastructure Fund, and Alpine Global Consumer Growth Fund, each a series of Alpine Equity Trust

File Nos. 033-25378 and 811-05684
Post-Effective Amendment No. 43

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpine Equity Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N-1A, relating to the Alpine Realty Income & Growth Fund, Alpine International Real Estate Equity Fund, Alpine Emerging Markets Real Estate  Fund, Alpine Global Infrastructure Fund, and Alpine Global Consumer Growth Fund (collectively, the “Funds”), each a series of the Registrant, so that it will become effective on December 21, 2011, or as soon thereafter as practicable.  Quasar Distributors, LLC, the Funds’ distributor, joins in the request of the Registrant for acceleration.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Sincerely,

Alpine Equity Trust

By:	/s/ Ron Palmer
Name: Ron Palmer
Title:   Chief Financial Officer

Quasar Distributors, LLC

By:	/s/ James R. Schoenike
Name: James R. Schoenike
Title:   President